July 31, 2019

Michael D. Hershberger
Chief Financial Officer, Secretary, and Treasurer
Health Insurance Innovations, Inc.
15438 N. Florida Avenue
Suite 201
Tampa, Florida 33613

       Re: Health Insurance Innovations, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019 and Amended May 7, 2019
           File No. 001-35811

Dear Mr. Hershberger:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance